Filed by Fidelity Bankshares, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                      Subject Company: Fidelity Bankshares, Inc.
                                               Commission File Number: 000-29040

TRANSITION NEWS
---------------

News about the Fidelity Federal/National City Merger
August 17, 2006


Information  Meeting
--------------------
Thanks to all the managers who attended the Information Meeting with National City executives on Thursday, August 10. The meeting provided information about National City and the merger process. The presentations by Dave Daberko, Jon Gorney and Jon Couture gave an overview of the National City culture, and there was ample time for questions.

If you still have questions about National City or the merger, you can email them to CorpComm@NationalCity.com or record them on the voicemail box at 866/405-0846.


Integration  Process:  Key Events of the Merger
-----------------------------------------------
The following are the key events of the merger, as outlined by Jon Gorney at the Information Meeting. You'll learn more about these events and expected timelines as we go through the integration process.

Fed Approval: This is the approval by the Federal Reserve that is required for the merger to proceed.

Fidelity Shareholder Approval: Shareholders of Fidelity Bankshares will vote on the merger between Fidelity Federal and National City Corporation.

Transaction Close: This is the date that Fidelity Bankshares officially is merged into National City Corporation. For this to occur, the merger needs regulatory and shareholder approvals. Currently the timeline for this event to occur is in the first quarter of 2007.

HR / Payroll Conversion: This is the date that the Fidelity payroll and other HR systems convert to the National City systems. The timeframe for this to occur is still being discussed.

Systems Conversion: This is the date that the core and financial systems convert to the National City systems and the signage and names change to National City. For this to occur, the transaction will need to have closed. Currently the timeline for this event to occur is in the spring of 2007.


What's On Your Mind
--------------------

Severance Benefits / Displacements
----------------------------------
When will employees learn which positions will be eliminated?
As Jon Couture described at the Information Meeting, around mid-November, Fidelity Federal managers, in conjunction with Human Resources, will begin to notify employees whose positions will be eliminated. These displacements are contingent on regulatory and shareholder approval of the merger . Each displaced employee will meet individually with a representative from Human Resources and a representative from Challenger, Gray & Christmas, one of the leading outplacement providers in the world. One of the top priorities of these meetings is to begin the process of building an employee profile for the purpose of sharing Fidelity Federal employees' work experience with National City managers. At any given time, National City has approximately 1,200-1,500 open positions. Displaced Fidelity Federal employees will be given the opportunity to apply for positions after the notifications. These could be positions in Florida or elsewhere. Until Fed approval, however, National City cannot accept Fidelity Federal employment applications.

What support will be available for employees whose positions may be eliminated? Fidelity Federal and National City are committed to helping employees through the transition process in a caring and compassionate manner. Employees whose positions are eliminated will be encouraged to post for open positions.

Those who are not placed in other jobs will be given at least 60 days' notice, severance benefits and outplacement assistance. In addition, employees who are given notice of displacement as a result of the merger will receive a 12-week retention bonus.

Severance Allowance
An employee's severance allowance is determined by base pay and length of service (number of full years employed, starting from most-recent hire date), according to the following schedule. Displaced employees with titles of vice president or higher as of February 1, 2006, receive a minimum of 26 weeks' pay.


      Length of Service (years)          Number of Weeks of Base Pay You
                                                     Receive
         Less than 10 years                            12
                 10                                    14
                 11                                    15
                 12                                    16
                 13                                    17
                 14                                    18
                 15                                    20
                 16                                    21
                 17                                    22
                 18                                    23
                 19                                    24
                 20                                    26
                 21                                    27
                 22                                    28
                 23                                    29
                 24                                    30
                 25                                    32
                 26                                    34
                 27                                    36
                 28                                    38
                 29 +                                  40


What will displaced employees receive if they do not stay until their displacement dates?
Employees  will  forfeit  their   severance   allowance,   retention  bonus  and
outplacement service if they leave prior to their displacement dates.

If an employee is offered a position with National City after he/she is displaced, will the employee be eligible for severance benefits?

Employees will not be eligible for severance benefits if they are offered a position that is comparable to their current position. A comparable position must:
    1. Provide comparable compensation at the same status (full-time or part-time).
    2. Be located within 35 miles of the employee's current work location.

If employees stay through their displacement dates, will they receive a retention bonus?
Generally, National City does not offer retention bonuses. However, when a merger of two companies is announced, we recognize that employees of the acquired company often experience concern.

The purpose of a retention bonus is to encourage displaced employees to support their current functions through their displacement date. Retention bonuses will be offered to all employees whose jobs will be eliminated as a result of the merger with National City. To be eligible for the bonus, employees must work in their current positions through their displacement dates. These bonuses will not be paid to employees who move to other positions, internally or externally, prior to the displacement dates. However, if an employee remains in his/her position through the displacement date, and then accepts an internal position, the employee will receive the retention bonus.

Unlike severance allowance, retention bonuses will be paid in a lump sum within two pay periods of the last day of employment.

Will displaced employees receive severance allowance if they go to work immediately after their jobs are eliminated?

No. Severance allowance will end if a displaced employee receiving severance begins participating in a business that competes with National City's business.

"Participating" means acting as an employee, or an owner or an agent for any business that competes with National City's business, or owning (or having a spouse or parent own) directly or indirectly, more than 5% of the outstanding equity of any entity that competes with National City's business.

"National City's business" means all corporate, retail, trust and other services that are provided by National City to its banking, fiduciary, investment and brokerage customers.

Who will be eligible for severance allowance?
Full-time and part-time employees, whose jobs are eliminated as a result of the merger and for whom no positions have been offered for which they are qualified, are eligible for severance benefits. Eligible employees must sign a release and waiver agreement to receive these benefits. Severance allowance for part-time employees will be based on the employee's average hours worked during the previous 12-month period. There are two exceptions to the severance allowance policy. First, seasonal and temporary staffs are not eligible for this benefit. Also, if a comparable position is offered to a displaced employee, for which the employee is qualified, and the employee declines that offer, the employee will not be eligible to receive severance benefits. A comparable position must:
    1.Provide comparable compensation at the same status (full-time or part-time).
    2.Be located within 35 miles of the employee's current work location. If an employee declines a comparable offer, the employee will not be eligible for the severance benefits.

How will displacement be handled, in a lump sum or spread out?
Severance allowance will be paid out over time on the normal pay cycle, rather than in a lump sum.

Are there any other eligibility criteria for severance eligibility?
No, however, if you accept a position with a competitor during the severance period, your severance benefit will end.

How will health insurance be handled during the severance period?
Former employees who are receiving severance payments remain eligible for medical and dental coverage, and the premiums for the coverage continue as deductions from pay. After the severance period, employees eligible for COBRA pay premiums directly to the COBRA service provider.

If an employee is offered a comparable position but would rather have a position that is at a lower grade level, would National City agree to allow that change? Employees can accept any positions they receive offers for at National City. If an employee accepts a position, severance allowance would end when the new position begins. National City does not force employees to take positions that are not comparable, but employees may accept any offers that they want.

HR/Other Questions
------------------
If I am retained, will my pay change?
Jon Couture confirmed at the Information Meeting that employees who are retained will not experience a decrease in base pay.

When will we know more about our ESOP?
We know that this is important information for employees - and we will be communicating details about the ESOP in the near future.

How will benefits coverage be affected by the merger?
Fidelity benefit plans will remain in place through the end of the year. You'll receive more details later this year about your future National City benefits and when you will be able to enroll.

Is there a formal performance evaluation program?
At National City, performance management is more than just an annual review - it's a continuous process of performance planning, ongoing communications, coaching and review. Performance management is a responsibility that employees and managers share. Throughout the calendar year, managers and employees work together to set performance expectations, track and evaluate performance, and identify development needs.

Do you have an annual pay increase program?
Employees receive an annual performance review, and compensation is reviewed at that time as well. A corporate merit budget is approved each year for this review.

Do you have a job posting program and do you actively promote from within?
Yes, National City does have a job posting program that enables the development and movement of internal talent. It leads to an enriched candidate pool for job openings, facilitates career self-management, and is a positive indication of National City Corporation's commitment to internal development and equal opportunity.



Have a question? You can call the toll-free "What's on Your Mind" voicemail box at 866/405-0846 and leave a message with your question or email your question to CorpComm@NationalCity.com. We'll respond to questions of general interest in future issues of Transition News.



In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission
(SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the SEC's Web site, http://www.sec.gov, and the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Fidelity Bankshares at 205 Datura Street, West Palm Beach, Florida 33401, Attention: Investor Relations, 561-803-9980.

The  respective  directors and executive  officers of National City and Fidelity
Bankshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Fidelity Bankshares directors and executive officers is available in its proxy statement filed with the SEC on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares' stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers;
increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Fidelity Bankshares' results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Fidelity Bankshares filed with the SEC. Copies of these filings are available at no cost on the SEC's Web site, www.sec.gov, and on the companies' respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.